                          [LETTERHEAD OF TRADEOUT.COM]

January 16, 2001

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 10549

Attn: Mark Webb

Re:   TradeOut, Inc.
      Registration Statement on Form S-1
      Registration No. 333-32602

Ladies and Gentlemen:

     This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended, with reference to the Registration Statement on Form S-1, Registration No. 333-32602 (together with all exhibits and amendments, the "Registration Statement"), that was originally filed with the Securities Exchange Commission on March 15, 2000. In light of current market conditions, the Registrant has determined not to effect the initial public offering to which the Registration Statement relates at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant hereby applies for an order granting the immediate withdrawal of the Registration Statement.


                                          TradeOut, Inc.


                                          By: /s/ James Mooney          1/16/01
                                              -----------------------------
                                              James Mooney
                                              President and Chief Executive
                                              Officer